SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Sisecam Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

172464 109

(CUSIP Number)

Sisecam Chemicals USA Inc.
c/o Türkiye Şişe Ve Cam Fabrikalari A.Ş.
İçmeler Mah. D-100 Karayolu Cad. No:44A
34947 Tuzla/İstanbul – Turkey
Attention: Hande Eroz, General Counsel
Telephone: +90 850 206 50 50

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 73.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,551,000 common units representing limited partner interests of Sisecam Resources LP (“Sisecam Resources” or the “Issuer) held of record by Sisecam Chemicals Wyoming LLC, a Delaware limited liability company (“New Wyoming”), as successor by conversion to Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”).  New Wyoming is a wholly owned subsidiary of Sisecam Chemicals Resources LLC, a Delaware limited liability company (“New Resources”), and successor by conversion to Ciner Resources Corporation (“Ciner Corp”), a Delaware corporation.  Sisecam Chemicals USA Inc., a Delaware corporation (“Sisecam US”), may be deemed to share beneficial ownership of such common units as a result of its 60% interest in New Resources, as more fully described herein.

** Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals Wyoming LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 73.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 14,551,000 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  New Wyoming may be deemed to share beneficial ownership of such common units as a result of its ownership of limited partnership interests of Sisecam Resources, as more fully described herein.

** Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals Resources LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 73.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 14,551,000 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  New Resources may be deemed to share beneficial ownership of such common units as a result of its ownership of New Wyoming, as more fully described herein.

** Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Türkiye Şişe ve Cam Fabrikalari A.Ş.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 73.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,551,000 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp. Türkiye Şişe ve Cam Fabrikalari A.Ş. (“Sisecam Turkey”) may be deemed to share beneficial ownership of such common units as a result of its ownership of Sisecam US, as more fully described herein.

** Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the initial Schedule 13D filed on December 30, 2021 (the “Initial 13D”) by Sisecam Chemicals USA Inc. (“Sisecam US”), Sisecam Chemicals Wyoming LLC (“New Wyoming”), Sisecam Chemicals Resources LLC (“New Resources”), Soda Sanayii A.S. (“Soda”) and Türkiye Şişe ve Cam Fabrikalari A.Ş. (“Sisecam Turkey”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on July 6, 2022 (“Amendment No.1”, together with Initial 13D, the “Original 13D”) by Sisecam US, New Wyoming, New Resources and Sisecam Turkey, with respect to the common units representing limited partner interests (the “Common Units”) of Sisecam Resources LP (the “Issuer”). The Schedule 13D shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No change to this Item.

Item 2.	Identity and Background

No change to this Item.

Item 4.	Purpose of Transaction

The information in Item 4 of the Original 13D is hereby amended and supplemented as follows:

On February 1, 2023, the Issuer and its general partner, Sisecam Resource Partners LLC, a Delaware limited liability company (the “Partnership GP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Wyoming, a wholly owned subsidiary of New Resources, and Sisecam Chemicals Newco LLC, a Delaware limited liability company and a wholly owned subsidiary of New Wyoming (“Merger Sub”, and together with New Wyoming, the “Parent Parties”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a direct wholly owned subsidiary of the Partnership GP and New Wyoming.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement.  All information deemed to be filed (and not furnished) in the Current Report on Form 8-K filed with the SEC on February 1, 2023 by the Issuer along with the exhibits attached thereto, including the Merger Agreement, is incorporated by reference in its entirety herein.

Item 5.	Interest in Securities of the Issuer

The information in Item 5 of the Original 13D is hereby amended and supplemented as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 19,799,791 common units of the Issuer outstanding as of January 31, 2023. As of the date hereof, the Reporting Persons beneficially own an aggregate of 14,551,000 common units, which represents approximately 73.5% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The information in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits:

Exhibit C – Current Report on Form 8-K of Sisecam Resources LP, filed with the Securities and Exchange Commission on February 1, 2023 (File No. 001-36062).

Exhibit D – Agreement and Plan of Merger, dated February 1, 2023 by and among Sisecam Chemicals Wyoming LLC, Sisecam Chemicals Newco LLC, Sisecam Resources LP and Sisecam Resource Partners LLC (incorporated by reference to Exhibit 2.1 to Sisecam Resources LP’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 1, 2023 (File No. 001-36062)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

SISECAM CHEMICALS USA INC.

	By:	/s/ Mustafa Görkem Elverici
	Name:	MUSTAFA GÖRKEM ELVERICI
	Title:	DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

SISECAM CHEMICALS WYOMING LLC

	By:	/s/ Mustafa Görkem Elverici
	Name:	MUSTAFA GÖRKEM ELVERICI
	Title:	DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

SISECAM CHEMICALS RESOURCES LLC

	By:	/s/ Mustafa Görkem Elverici
	Name:	MUSTAFA GÖRKEM ELVERICI
	Title:	DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

TÜRKIYE ŞIŞE VE CAM FABRIKALARI A.Ş.

	By:	/s/ Mustafa Görkem Elverici
	Name:	MUSTAFA GÖRKEM ELVERICI
	Title:	DIRECTOR